Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

E2open and Amber Road Announce Successful Tender Offer

AUSTIN, Texas and EAST RUTHERFORD, NJ —July 2, 2019 —E2open, LLC (“E2open”), the one place in the cloud to run your supply chain, and Amber Road, Inc. (NYSE: AMBR) (“Amber Road”) today announced the successful completion of the previously commenced cash tender offer by Chicago Merger Sub, Inc., a wholly owned subsidiary of E2open (the “Purchaser”), to purchase all of the outstanding shares of common stock of Amber Road.

The tender offer expired at one minute after 11:59 p.m. Eastern Time on July 1, 2019. A total of 23,640,724 shares of common stock of Amber Road (excluding 487,177 shares tendered by guaranteed delivery), representing approximately 78.4% of the outstanding Amber Road shares, were validly tendered in and not validly withdrawn from the tender offer. As of such expiration, all conditions to the tender offer have been satisfied. As a result, all Amber Road shares (and any additional shares tendered by guaranteed delivery unless actual delivery does not occur) have been irrevocably accepted by the Purchaser for payment, which will be made on July 2, 2019.

At the same time as payment for the tendered shares on July 2, 2019, the Purchaser will merge with and into Amber Road, with Amber Road continuing as the surviving company. As a result of the tender offer and the merger, Amber Road will become a privately-held, wholly owned subsidiary of E2open and Amber Road’s common stock will cease trading on the New York Stock Exchange.

KeyBanc Capital Markets Inc. acted as exclusive financial advisor to Amber Road. Dentons US LLP acted as Amber Road’s legal counsel. Credit Suisse and Lazard served as financial advisors to E2open, and Willkie Farr & Gallagher LLP served as legal counsel.

About Amber Road

Amber Road’s (NYSE: AMBR) mission is to dramatically transform the way companies conduct global trade. As a leading provider of cloud-based global trade management (GTM) software, trade content and training, Amber Road helps companies all over the world create value through their global supply chain by improving margins, achieving greater agility and lowering risk. Amber Road creates a digital model of the global supply chain that enables collaboration between buyers, sellers and logistics companies. Amber Road replaces manual and outdated processes with comprehensive automation for global trade activities, including sourcing, supplier management, production tracking, transportation management, supply chain visibility, import and export compliance, and duty management. Amber Road provides rich data analytics to uncover areas for optimization and deliver a platform that is responsive and flexible to adapt to the ever-changing nature of global trade.

About E2open

At E2open, we’re creating a more connected, intelligent supply chain. It starts with sensing and responding to real-time demand, supply and delivery constraints. Bringing together data from customers, distribution channels, suppliers, contract manufacturers and logistics partners, our collaborative and agile supply chain platform enables companies to use data in real time, with artificial intelligence and machine learning to drive smarter decisions. All this complex information is delivered in a single view that encompasses your demand, supply and logistics ecosystems. E2open is changing everything. Demand. Supply. Delivered. Visit www.e2open.com.

E2open, the E2open logo and Harmony are registered trademarks of E2open, LLC. All other trademarks, registered trademarks and service marks are the property of their respective owners.

Forward Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the prospective performance and outlook of the Company’s business and those described in cautionary statements set forth from time to time in Amber Road’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2018 and Form 10-Q for the quarterly period ended March 31, 2019. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. No assurances can be given as to, among other things, whether the proposed transactions will be completed or if any of the other events implied by the forward-looking statements will occur or what impact they may have. Amber Road expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.

Contacts

E2open

Sales and Customer Information:

Diane Mitchell | VP, Marketing | E2open | Diane.Mitchell@e2open.com | 512-735-5692

Media Contact:

WE Communications for E2open | e2open@we-worldwide.com | 512-527-7029

Amber Road

Investor Relations Contact:

Staci Mortenson, ICR | InvestorRelations@AmberRoad.com | 201-806-3663

Media Contacts:

Phil Denning, ICR | Phil.Denning@ICRinc.com | 646-277-1258

Annika Helmrich, Amber Road, US & Canada | AnnikaHelmrich@AmberRoad.com | 201-806-3656

Martijn van Gils, Amber Road, Europe & Asia | MartijnvanGils@AmberRoad.com | +31 858769534